EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Weixin International Co., Limited (“Weixin BVI”)	British Virgin Islands

Wei Xin Holding Group Limited (“Weixin HK”) (1)	Hong Kong

Gangzhou Kelida Intelligent Equipment Co., Ltd. (“Kelida”) (2)	People’s Republic of China

Zhaoqing Hua Su Plastic Trading Company (3)	People’s Republic of China

Zhaoqing Chuang Yi Resources Recycle Co., Ltd. (3)	People’s Republic of China

Zhaoqing Xin Ye Plastic Co., Ltd. (3)	People’s Republic of China

Zhaoqing Li Jun Craftwork Co., Ltd. (3)	People’s Republic of China

(1)   This company is a wholly-owned subsidiary of Weixin BVI.
(2)   This company is a wholly-owned subsidiary of Weixin HK.
(3)   This company is a wholly-owned subsidiary of Kelida.